

June 19, 2014

Via E-mail
Carol Meyrowitz
Chief Executive Officer
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

      Re: The TJX Companies, Inc.
              Form 10-K for the Fiscal Year Ended February 1, 2014
              Filed April 1, 2014
              File No. 001-04908

Dear Ms. Meyrowitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Net Sales, page 25

1.   We note you launched the e-commerce website, tjmaxx.com, during the third quarter of fiscal 2014 and that Sierra Trading Post has an e-commerce website as well. Please tell us and disclose in future filings where the e-commerce revenue is classified within revenue, e.g., same store sales, etc. and quantify the amount of e-commerce revenue recognized during the year or other reporting period or the amount of year-to-year change (as applicable) in e-commerce revenues. Provide us with a draft of the proposed disclosures to be included in future filings.

Liquidity and Capital Resources, page 33

Financing Activities, page 34

2.   Please confirm you will revise the final paragraph under the "financing activities" heading in future filings to clarify whether you plan to repatriate any of the cash balances held overseas and if so, that there are tax implications associated with repatriation.

Critical Accounting Policies, page 35

Inventory Valuation, page 35

3.   You disclose you estimate inventory shrinkage each quarter and perform a full physical inventory prior to year-end. You disclose that actual and estimated amounts of shrinkage may differ in interim periods but the difference is not a factor in annual results of operations. Since you report on a quarterly basis, tell us how you conclude that the difference between actual and estimated shrinkage is not material to interim period results. Also you do not appear to have any inventory valuation reserves, please confirm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or me at (202) 551-3871 if you have questions regarding the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining